Filed pursuant to Rule 424(b)(3)

Registration No. 333-233390

PROSPECTUS SUPPLEMENT No. 79

(to Prospectus dated September 11, 2019)

PARKERVISION, INC.

18,014,164 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated September 11, 2019, as amended and supplemented from time to time (the “Prospectus”) which permits the resale by the selling stockholders listed in the Prospectus of up to 18,014,164 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of (i) up to 5,457,583 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option, for convertible promissory notes dated June 7, 2019 through July 15, 2019 which have a fixed conversion price of $0.10 per share (the “Tranche 1 Notes”), (ii) up to 10,131,581 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option, for convertible promissory notes dated July 18, 2019 which have a fixed conversion price of $0.08 per share (the “Tranche 2 Notes”), (iii) up to 625,000 shares of Common Stock issued as payment for services in conjunction with a consulting agreement dated June 7, 2019 (the “Fisher Consulting Agreement”) and (iv) up to 1,800,000 shares of Common Stock issuable upon exercise of a five-year warrant with an exercise price of $0.10 per share, subject to adjustment and issued as payment for services in conjunction with a consulting agreement dated July 22, 2019 (the “Park Consulting Warrant”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the Park Consulting Warrant is exercised for cash, we will receive up to an aggregate of $180,000 in gross proceeds. We expect to use proceeds received from the exercise of the Park Consulting Warrant, if any, for general working capital and corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2026.  Accordingly, we have attached the 8-K to this prospectus supplement.  You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.  Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 27, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):April 22, 2026

PARKERVISION, INC.

(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4446-1A Hendricks Avenue Suite 354, Jacksonville, Florida	32207
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02(e) Compensatory Arrangements of Certain Officers

On April 22, 2026, the Compensation Committee of the Board of Directors (“Committee”) of ParkerVision, Inc. (the “Company”), approved the modification of certain outstanding nonqualified stock options held by its Chief Executive Officer, Jeffrey Parker, and its Chief Financial Officer, Cynthia French, in order to extend the expiration date of the options from August 7, 2026 to August 7, 2029 to preserve the intended long-term incentive value of the awards.

The modified options include 2,660,000 options awarded to Mr. Parker and 870,550 options awarded to Ms. French on August 7, 2019, with an exercise price of $0.171 per share and an original term of seven years. The options were fully vested as of the modification date and the Company expects to record a one-time non-cash share-based compensation charge of approximately $360,000 in connection with the modification of these awards.

The extension of the expiration date is the only modification made to these awards, and no changes were made to the exercise price, the number of shares subject to the awards, vesting status or any other terms of the awards. No additional securities were issued in connection with the modification.

 Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2026
PARKERVISION, INC.

By /s/ Cynthia French
Cynthia French
Chief Financial Officer